UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                           THE BOYDS COLLECTION, LTD.
                           --------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    103354106
                                    ---------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                         Cornelius T. Finnegan III, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 16, 2005
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 103354106
--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw Laminar Portfolios, L.L.C.
            FEIN 01-0577802
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) [ ]
            (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH                 11,795,725
    REPORTING         --------- ------------------------------------------------
   PERSON WITH           9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,795,725
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,795,725
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.99%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 103354106
--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw & Co., L.P.
            FEIN 13-3695715
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) [ ]
            (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH                 11,795,725
    REPORTING         --------- ------------------------------------------------
   PERSON WITH           9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,795,725
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,795,725
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.99%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IA, PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 103354106
--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw & Co., L.L.C.
            FEIN 13-3799946
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) [ ]
            (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH                 11,795,725
    REPORTING         --------- ------------------------------------------------
   PERSON WITH           9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,795,725
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,795,725
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.99%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 103354106
--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            David E. Shaw
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) [ ]
            (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH                 11,795,725
    REPORTING         --------- ------------------------------------------------
   PERSON WITH           9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,795,725
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,795,725
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.99%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.0001 per share ("Common Stock"), of The Boyds Collection, Ltd., a Maryland corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1933, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 350 South Street, McSherrystown, Pennsylvania 17344.

Item 2.  Identity and Background.

     (a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 2 and incorporated herein by reference.

     (b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

     (c) The principal business of Laminar is that of a limited liability company focusing primarily on investment opportunities. Laminar has no executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including without limitation Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including without limitation Laminar. D. E. Shaw & Co., Inc. ("DESCO Inc."), a Delaware corporation, is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc. ("DESCO II, Inc."), a Delaware corporation, is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc. (d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

     (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     In acquiring 11,795,725 shares of Common Stock on October 16, 2005, Laminar paid $100 of its working capital.

Item 4.  Purpose of Transaction.

         Laminar purchased the Common Stock for the purposes of investing in the Issuer and assisting in protecting Laminar's position in the bankruptcy of the Issuer. Laminar's position could involve acquiring a controlling interest in the Purchaser through the bankruptcy process or otherwise.

         Pursuant to a Securities Purchase Agreement (the "Purchase Agreement"), dated October 16, 2005, by and among KKR 1996 Fund L.P. ("KKR"), Laminar and, for the limited purposes set forth in the Purchase Agreement, the Issuer, KKR sold, transferred, assigned and conveyed to Laminar, and Laminar purchased from KKR, 11,795,725 shares of Common Stock. The aggregate purchase price for the Common Stock purchased by Laminar under the Purchase Agreement was $100. The Purchase Agreement also includes a mutual release of liability between Laminar and KKR. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached hereto as
Exhibit 3 and incorporated herein by reference.

     Prior to the bankruptcy, Laminar purchased certain secured debt of the Issuer in the aggregate face amount of $60,000,000. Such secured debt is not convertible into Common Stock.

     On October 16, 2005, the Issuer and certain of its subsidiaries filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Maryland (the "Bankruptcy Court").

     Laminar has held talks and discussions with the Issuer regarding (i) the extension of debtor-in-possession financing to the Issuer and (ii) the potential sponsoring of a plan of reorganization for the Issuer and (iii) other matters relating to its status as a secured creditor of the Issuer. An affiliate of Laminar is in the process of extending to the Issuer an $8,000,000 debtor-in-possession credit facility (the "DIP Credit Facility"), which remains subject to final approval by the Bankruptcy Court. Laminar has also spoken with other creditors of the Issuer regarding the Issuer's bankruptcy.

     Laminar may at any time and from time to time (as permitted by applicable law and bankruptcy order) determine to acquire through open market purchases or otherwise additional shares of the Issuer's Common Stock; sell through the open market or otherwise; or otherwise engage or participate in a transaction or series of transactions with the purpose or effect of influencing control of the Issuer. Such transactions may take place at any time without prior notice. There can be no assurance, however, that Laminar or any other Reporting Persons will take any such action.

     As part of Laminar's ongoing review, Laminar will (after the date hereof) from time to time hold talks or discussions with and respond to any inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management, or representatives; other shareholders, creditors, and stakeholders in the Issuer's bankruptcy; and other persons or entities regarding the Issuer's affairs and strategic alternatives. Based on the above-referenced talks, discussions or inquiries, and subject to applicable law and depending upon certain factors, including, without limitation, the financial performance of the Issuer, Laminar may determine to pursue various strategic alternatives in respect of its investment in the Issuer, including the acquisition of a controlling interest in the Issuer pursuant to a plan of reorganization approved by the Bankruptcy Court. Such actions may include, without limitation, direct or indirect participation in the following:

     o restructuring and effecting other significant transactions with respect to the Issuer;

     o forming and conducting potential strategic developments and plans related to the Issuer;

     o seeking direct or indirect representation on the Board of Directors of the Issuer;

     o making recommendations to the Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, Articles of Incorporation or Bylaws or other matters;

     o    financing or participating in a "going private" transaction;

     o    acquiring additional controlling interest in the Issuer;

     o seeking to control or influence through a merge, proxy solicitation, tender offer, exchange offer, or otherwise;

     o taking any other actions that could have the purpose or effect of directly or indirectly influencing control of the Issuer;

     o providing financing for any of the foregoing, including without limitation pursuant to the DIP Credit Facility;

     o    or any other transactions involving the Issuer.

     Such transactions may take place at any time without prior notice. There can be no assurance, however that any of such possible courses of action will be pursued or, if pursued, consummated by Laminar or any other Reporting Person.

     Except as contemplated in this Item 4, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of October 16, 2005, there were 59,008,133 shares of Common Stock outstanding. Laminar purchased 11,795,725 shares of Common Stock. In accordance with Rule 13d-3(d)(l), Laminar may be deemed to beneficially own 11,795,725 shares of Common Stock representing 19.99% of the shares of Common Stock outstanding and deemed to be outstanding.

     (b) Laminar will have the power to vote or to direct the vote (and the power to dispose or direct the disposition of ) the Common Stock.

     DESCO LP, as Laminar's investment adviser, and DESCO LLC, as Laminar's managing member, also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock. As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared the power to dispose or direct the disposition of) the Common Stock. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Common Stock.

     David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares owned by Laminar constituting approximately 19.99% of the outstanding shares of Common Stock and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Common Stock.

     As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the shares owned by Laminar.

     (c) Except as set forth above, within the last 60 days, no other transactions in shares of Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in
Item 2.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Laminar.

     Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

     1. Powers of Attorney, granted by David E. Shaw in favor of Julius Gaudio, dated February 24, 2004.

     2. Joint Filing Agreement, by and among the Reporting Persons, dated February 14, 2005.

     3. Securities Purchase Agreement, dated October 16, 2005, by and among KKR 1996 Fund L.P., D.E. Shaw Laminar Portfolios, L.L.C. and The Boyds Collection, Ltd.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct. Powers of Attorney, dated February 24, 2004 granted by David E. Shaw in favor of Julius Gaudio, are attached hereto.

Dated:  October 26, 2005


                                        D. E. Shaw Laminar Portfolios, L.L.C.

                                        By:  D. E. Shaw & Co., L.L.C.,
                                             as managing member

                                             By:  /s/ Julius Gaudio
                                                 -------------------------------
                                                 Julius Gaudio
                                                 Managing Director


                                        D. E. Shaw & Co., L.P.

                                        By:  /s/ Julius Gaudio
                                            -------------------------------
                                            Julius Gaudio
                                            Managing Director


                                        D. E. Shaw & Co., L.L.C.

                                        By:  /s/ Julius Gaudio
                                            -------------------------------
                                            Julius Gaudio
                                            Managing Director


                                        David E. Shaw

                                        By:  /s/ Julius Gaudio
                                            -------------------------------
                                            Julius Gaudio
                                            Attorney-in-Fact for David E. Shaw